

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 2, 2009

Robert R. Chapman III
President
Bank of the James Financial Group, Inc.
828 Main Street
Lynchburg, VA 24504

> **Re: Bank of The James Financial Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 16, 2009**
> **File No. 000-50548**

Dear Mr. Chapman:

   We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

                                    Sincerely,

                                    Eric Envall
                                    Staff Attorney